FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 February, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc 19 February 2021
Annual Report and Accounts 2020
Pillar 3 Report 2020

A copy of the Annual Report and Accounts 2020 for NatWest Group plc (NatWest Group) has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

This document is available on our website at https://investors.natwestgroup.com/reports-archive

A printed version will be mailed to shareholders who have opted for a hard copy ahead of the Annual General Meeting for which formal Notice will be given in due course.

We have also published the 2020 Pillar 3 report, available on our website. For further information, please contact:
Media Relations
+44 (0) 131 523 4205

Investors Alexander Holcroft
Investor Relations
+44 (0) 207 672 1982

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors and details of related party transactions extracted from the Annual Report and Accounts 2020 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2020.

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group. The current COVID-19 pandemic may exacerbate any of the risks described below.

Risks relating to the COVID-19 pandemic
The effects of the COVID-19 pandemic on the UK, global economies and financial markets, and NatWest Group’s customers, as well as its competitive environment may continue to have a material adverse effect on NatWest Group’s business, results of operations and outlook.
In March 2020, the World Health Organization declared the spread of the COVID-19 virus a pandemic. Since then, many countries, including the UK (NatWest Group’s most significant market) have at times imposed strict social distancing measures, restrictions on non-essential activities and travel quarantines, in an attempt to slow the spread and reduce the impact of the COVID-19 pandemic.

The UK economy, as well as most countries, went into recession in 2020 as measures were introduced to reduce the spread of the virus. UK economic output fell again in November 2020, according to estimates from the Office for National Statistics, as many restrictions were re-introduced towards the end of 2020 and at the start of 2021. The COVID-19 pandemic has caused significant reductions in levels of personal and commercial activity, reductions in consumer spending, increased levels of corporate debt and, for some customers, personal debt, increased unemployment and significant market volatility in asset prices, interest rates and foreign exchange rates. It has also caused physical disruption and slow-down to global supply chains and working practices, all of which have affected NatWest Group’s customers. NatWest Group has significant exposures to many of the commercial sectors economically impacted by the COVID-19 pandemic, including property, retail, leisure and travel.

Further waves of infection may result in further restrictions in affected countries and regions. While vaccine treatment is currently being deployed, the pace of deployment and ultimate effectiveness is uncertain, and vaccines may fail to achieve immunisation that is significant within the population. Therefore, significant uncertainties remain as to how long the COVID-19 pandemic will last. Even when restrictions are relaxed, they may be re-imposed, sometimes at short notice if either immunisation is insufficient or new strains of the COVID-19 virus or other diseases develop into new epidemics or pandemics.

Significant uncertainties continue as to the extent of the economic contraction and the path and length of time required to achieve economic recovery.

In response to the COVID-19 pandemic, central banks, governments, regulators and legislatures in the UK and elsewhere have announced historic levels of support and various schemes for impacted businesses and individuals including forms of financial assistance and legal and regulatory initiatives, including further reductions in interest rates. Whether or not these measures effectively mitigate the negative impacts of the COVID-19 pandemic on NatWest Group, some of these measures, or further measures, such as negative interest rates, may also have a material adverse effect on NatWest Group’s business and performance. It is uncertain as to how long the above-mentioned financial assistance and legal and regulatory initiatives may last, how they may evolve in the future or how consumers and businesses may react to such initiatives. NatWest Group’s consumer customers and corporate clients may be negatively impacted when these support schemes and initiatives are scaled back and ultimately ended, which in turn could expose NatWest Group to increased credit and counterparty risk. In addition, the COVID-19 pandemic related uncertainties and the range of prudential regulatory support has made reliance on analytical models and planning and forecasting for NatWest Group more complex, and may result in uncertainty impacting the risk profile of NatWest Group and/or that of the wider banking industry. The medium and long-term implications of the COVID-19 pandemic for NatWest Group customers, the UK housing market, and the UK and global economies and financial markets remain uncertain, and may continue to have a material adverse effect on NatWest Group’s business, results of operations and outlook.

The adverse impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties and the implementation of support schemes in response of the COVID-19 pandemic has increased NatWest Group’s exposure to counterparty risk, which may adversely affect its business, results of operations and outlook.
The effects of the COVID-19 pandemic have adversely affected the credit quality of many of NatWest Group’s borrowers and other counterparties. As a result, NatWest Group has experienced (and may continue to experience) elevated exposure to credit risk and demands on its funding from, for example, customers and borrowers drawing down upon committed credit facilities. If borrowers or other counterparties default or suffer deterioration in credit, this would increase impairment charges, credit reserves, write-downs and regulatory expected loss. An increase in drawings upon committed credit facilities may also increase NatWest Group’s RWAs. In addition, the level of household indebtedness in the UK remains high. The ability of households to service their debts could be worsened by a period of high unemployment caused by the COVID-19 pandemic, particularly if prolonged. NatWest Group’s mortgage and wholesale property loans portfolio may also be subject to higher impairment charges as a result of the COVID-19 pandemic if volatility in the property market results in weakened property prices, particularly if default rates increase. If NatWest Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to further write-downs. See also, ‘NatWest Group has significant exposure to counterparty and borrower risk’.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. See also, ‘Risk and capital management’. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgments used in the MES and ECL assessment at 31 December 2020 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group. As government support schemes reduce, defaults are expected to rise with more ECLs cases moving from Stage 2 to Stage 3.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group has sought to assist affected customers with a number of initiatives including NatWest Group’s participation in BBLS, CBILS and CLBILS products. NatWest Group has sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS or the enforcing or pursuing repayment of CBILS and BBLS (or a failure to exercise forbearance), which may have a material adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgments, settlements, penalties or fines. Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

The COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and to achieve its strategic objectives.
The COVID-19 pandemic may impact NatWest Group’s ability to meet the financial, capital and operational targets which it has set as part of its Purpose-led Strategy, including in relation to capital distributions and dividends to shareholders by NatWest Group plc. It is uncertain as to when NatWest Group plc will be able to resume capital distributions (and any associated distribution-linked contribution to the NatWest Group Pension Fund), including dividends to shareholders or share buybacks. It is also uncertain as to whether the PRA may, in the future, ask banks to reconsider their approaches to dividend payments and share buybacks, as it did in March 2020 in response to the COVID-19 pandemic. In addition, impairments or other losses as well as increases to capital deductions may result in a decrease to NatWest Group plc’s capital base. The form and timing of any capital distributions therefore remains uncertain, and may depend on a variety of factors, including the interests of various stakeholders (such as UKGI).

The COVID-19 pandemic has also caused significant market volatility, which would have increased NatWest Group’s market risk RWA significantly in the absence of temporary changes in regulatory treatment. The risk of further RWA inflation remains and the duration of such regulatory relief is uncertain. This may impair NatWest Group’s ability to timely deliver on certain aspects of its Purpose-led Strategy, including its plans to repurpose the NatWest Markets franchise (the ‘NWM franchise’), which may have a material adverse effect on NatWest Group’s business, results of operations and outlook. See also, ‘NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’.

It is uncertain as to how the broader macroeconomic business environment and societal norms may be impacted by the COVID-19 pandemic, which is already resulting in several significant wider societal changes. For example, one of the most visible effects of the COVID-19 pandemic has been the impact on the most vulnerable groups of society and concerns about systemic racial biases and social inequalities.

In addition, the COVID-19 pandemic has accelerated existing economic trends that may radically change the way businesses are run and people live their lives. These trends include digitalisation, decarbonisation, automation, e-commerce and agile working, each of which has resulted in significant market volatility in asset prices. There is also increasing investor, regulatory and customer scrutiny regarding how businesses address these changes and related climate, environmental, social, governance and other sustainability issues, including workplace health, safety and wellbeing, diversity and inclusion, data privacy, workforce management, human rights and supply chain management. Any failure or delay by NatWest Group to adapt its business strategy and to establish and maintain effective governance, procedures, systems and controls in response to these changes and to manage emerging climate, environmental, social, governance and other sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook and the value of NatWest Group’s securities. See also, ‘Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks’ and ‘A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook’.

The COVID-19 pandemic may also result in unexpected developments or changes in financial markets, the fiscal, tax and regulatory frameworks and consumer customer and corporate client behaviour, which could intensify competition in the financial services industry. If NatWest Group is not able to adapt or compete effectively, it could experience loss of business, which in turn could adversely affect its business, results of operations and outlook.

The COVID-19 pandemic has heightened NatWest Group’s operational risks as many of its employees are working remotely which may also adversely affect NatWest Group’s ability to maintain effective internal controls.
Due to the COVID-19 pandemic, as at 31 January 2021, many of NatWest Group’s employees continue to work remotely. This has increased reliance on the IT systems that enable remote working and increased exposure to fraud, conduct, operational and other risks and may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. The IT systems that enable remote working interface with third-party systems, and NatWest Group could experience service denials or disruptions if such systems exceed capacity or if a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group’.

Sustained periods of remote working may also negatively affect workforce morale. While NatWest Group has taken measures seeking to maintain the health, wellbeing and safety of its employees during the COVID-19 pandemic, these measures may be ineffective and could result in increased expenses and widespread illness could negatively affect staffing within certain functions, businesses or geographies. Certain areas of NatWest Group also continue to experience workloads that are heavier than usual as a result of increased customer requirements, NatWest Group’s COVID-19-specific product offerings or other related direct and indirect effects. Resources have been diverted from certain ordinary course activities, and regulatory and other change projects, including the implementation of NatWest Group’s Purpose-led Strategy, which may have implications for the execution of related deliverables and meeting regulatory and other deadlines. The economic impact of the COVID-19 pandemic may also necessitate changes in the remuneration of NatWest Group employees, in particular at a senior level. For example, in March 2020 the PRA requested that bank boards in response to the COVID-19 pandemic should consider taking appropriate actions with regard to the accrual, payment and vesting of variable remuneration. Any of the above could impair NatWest Group’s ability to hire, retain and engage well-qualified employees, especially at a senior level, which in turn may adversely impact NatWest Group’s ability to serve its customers efficiently and impact productivity across NatWest Group. This could also adversely affect NatWest Group’s reputation, and competitive position and its ability to grow its business.

Any of the above could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

The effects of the COVID-19 pandemic could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.
Depending on the severity and duration of market volatility resulting from COVID-19 pandemic related uncertainties and the impact on capital and RWAs, NatWest Group and its subsidiaries may be required to adapt their funding plans in order to satisfy their respective capital and funding requirements, which may have a material adverse effect on NatWest Group. NatWest Group plc may also receive less in dividends than expected from its subsidiaries. Furthermore, significant fluctuation in foreign currency exchange rates, may affect capital deployed in NatWest Group’s foreign subsidiaries, branches and joint arrangements, securities issued by NatWest Group in foreign currencies or the value of assets, liabilities, income, RWAs, capital base and expenses and the reported earnings of NatWest Group’s UK and non-UK subsidiaries. In response to the COVID-19 pandemic, there have been relaxations on certain countercyclical buffer requirements and stress tests as well as the calculation of RWAs and leverage, which may be reinstated in the future. Any downgrading to the credit ratings and/or outlooks assigned to NatWest Group plc, its subsidiaries and their respective debt securities as a result of the economic impact of the COVID-19 pandemic could exacerbate funding and liquidity risk, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

NatWest Group’s results could be adversely affected if the effects of the COVID-19 pandemic or other events trigger the recognition of a goodwill impairment.
NatWest Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, NatWest Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired.

An impairment test compares the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2020, NatWest Group plc carried goodwill of £5.6 billion on its balance sheet. The value in use and fair value of NatWest Group’s cash-generating units are affected by market conditions, the economies in which NatWest Group operates and by the effects of the COVID-19 pandemic.

The goodwill held by NatWest Group plc relies on management’s assumptions on future profitability. Goodwill is particularly sensitive to changes in assumed future profitability, including as a result of the effects of the COVID-19 pandemic. If actual performance were to fall below management’s forecasts, then there is a risk that an impairment of goodwill would become necessary.

Where NatWest Group is required to recognise a goodwill impairment, it is recorded in NatWest Group’s income statement, but it has no effect on NatWest Group’s regulatory capital position. Changes in such assumptions may result in the carrying balance being impaired, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.

Economic and political risk
Continuing uncertainty regarding the effects of the UK’s withdrawal from the European Union may continue to adversely affect NatWest Group and its operating environment.
After the 2016 EU Referendum, the UK ceased to be a member of the EU and the European Economic Area (‘EEA’) on 31 January 2020 (‘Brexit’). The 2020 EU-UK Trade and Cooperation Agreement (‘TCA’) ended the transition period on 31 December 2020 and provides for free trade between the UK and EU with zero tariffs and quotas on all goods that comply with the appropriate rules of origin, with minimal coverage, however, for financial services; UK-incorporated financial services providers no longer have EU passporting rights and there is no mutual recognition regime. Financial services may largely be subject to individual equivalence decisions by relevant regulators. A number of temporary equivalence decisions have been made that cover all services offered by NatWest Group. The EU’s equivalence regime does not cover most lending and deposit taking, and determinations in respect of third countries have not, to date, covered the provision of investment services. In addition, equivalence determinations do not guarantee permanent access rights and can be withdrawn with short notice. The TCA is accompanied by a Joint Declaration on financial services which sets out an intention for the EU and UK to cooperate on matters of financial regulation and to agree a Memorandum of Understanding by March 2021. There is no certainty, however, as to the form, scope and timing of any such Memorandum of Understanding.

NatWest Group has engaged in significant and costly Brexit planning and contingency planning. NatWest Group continues to monitor regulatory developments, and NatWest Group continues to seek advice on any transitional regimes being introduced by individual EU countries. It is updating its operating model accordingly. NatWest Group also continues to assess where NatWest Group companies can obtain bilateral regulatory permissions to permit business to continue from its UK entities, transferring what cannot be continued to be rendered from the UK to an EEA subsidiary. Where such regulatory permissions are temporary or are withdrawn, a different approach may need to be taken or may result in a change in operating model or some business being ceased. Not all NatWest Group entities have applied for bilateral regulatory permissions and instead intend to move EEA business to an EEA licenced subsidiary. There is a risk that such EEA licences may not be granted, and where these permissions are not obtained, further changes to NatWest Group’s operating model may be required or some business may need to be ceased. In addition, failure to obtain regulatory permissions in one part of NatWest Group may impact other parts of NatWest Group adversely. Certain permissions are required in order to maintain the ability to clear euro payments and others will allow NatWest Group to continue to serve non-UK EEA customers. Furthermore, transferring business to an EEA based subsidiary is a complex exercise and involves legal, regulatory and executional risks, and could result in a loss of business, customers or greater than expected costs. The changes to NatWest Group’s operating model have been costly and further changes to its business operations, product offering and customer engagement could result in further costs.

The effects of the UK’s exit from the EU and the EEA are expected to continue to affect many aspects of NatWest Group’s business and operating environment, including as described elsewhere in these risk factors, and may be material and/or cause a near-term impact on impairments.

The long-term effects of Brexit on NatWest Group’s operating environment are difficult to predict. They may be impacted by wider global macro-economic trends and events, particularly COVID-19 pandemic related uncertainties, which may significantly impact NatWest Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. They may exacerbate the economic impacts of the COVID-19 pandemic on the UK, the Republic of Ireland (‘ROI’) and the rest of EU/EEA.

Significant uncertainty remains as to the extent to which EU/EEA laws will diverge from UK law (including bank regulation), whether and what equivalence determinations will be made by the various regulators and therefore what the respective legal and regulatory arrangements will be, under which NatWest Group and its subsidiaries will operate. The legal and political uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant adverse impact on NatWest Group’s businesses and non-UK operations and/or legal entity structure, including attendant operating, compliance and restructuring costs, level of impairments, capital requirements, regulatory environment and tax implications and as a result may adversely impact NatWest Group’s profitability, competitive position, business model and product offering.

NatWest Group faces increased political and economic risks and uncertainty in the UK and global markets.
NatWest Group faces political uncertainty in Scotland, as a result of a possible second Scottish independence referendum. Independence may adversely impact NatWest Group with NatWest Group plc and other NatWest Group entities (including NWM Plc) being incorporated and/or headquartered in Scotland. Any changes to Scotland’s relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which NatWest Group and its subsidiaries operate, and may require further changes to NatWest Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes which could adversely impact NatWest Group.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: the COVID-19 pandemic, resulting societal inequalities and changes, trade barriers and the increased possibility of and/or continuation of trade wars, widespread political instability (including as a result of populism and nationalism, which may lead to protectionist policies), an extended period of low inflation and low (or negative) interest rates, climate, environmental, social and other sustainability-related risks and global regional variations in the impact and responses to these factors. These conditions could be worsened by a number of factors including macro-economic deterioration, increased instability in the global financial system and concerns relating to further financial shocks or contagion (for example, due to economic concerns in emerging markets), market volatility or fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. This may be compounded by the ageing demographics of the populations in the markets that NatWest Group serves, increasing inequalities, or rapid change to the economic environment due to the adoption of technology and artificial intelligence. Any of the above developments could adversely impact NatWest Group directly (for example, as a result of credit losses) or indirectly (for example, by impacting global economic growth and financial markets and NatWest Group’s customers and their banking needs).

In addition, NatWest Group is exposed to risks arising out of geopolitical events or political developments, such as, exchange controls and other measures taken by sovereign governments that may hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other member states from the EU, armed conflict, pandemics and widespread public health crises (including the current COVID-19 pandemic and any future epidemics or pandemics), state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments and markets, could negatively affect the business and performance of NatWest Group, including as a result of the indirect effect on regional or global trade and/or NatWest Group’s customers.

The value of NatWest Group’s financial instruments may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of NatWest Group’s financial instruments, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group’s financial instruments, which may have an adverse effect on NatWest Group’s results of operations in future periods, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing NatWest Group’s counterparty risk. NatWest Group’s risk management and monitoring processes seek to quantify and mitigate NatWest Group’s exposure to more extreme market moves. However, severe market events have historically been difficult to predict and NatWest Group could realise significant losses if extreme market events were to occur.

Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results.
Interest rate risk is significant for NatWest Group. Monetary policy has been accommodative in recent years including initiatives implemented by the Bank of England and HM Treasury, such as the Term Funding Scheme with additional incentives for SMEs (‘TFSME’), which have helped to support demand at a time of pronounced fiscal tightening and balance sheet repair. However, there remains considerable uncertainty as to the future direction of interest rates and pace of change (as set by the Bank of England), including as a result of the COVID-19 pandemic and its effect on the UK economy as well as the general UK political or economic climate. Further decreases in interest rates and/or continued sustained low or negative interest rates would be expected to continue to put further pressure on NatWest Group’s interest income and profitability. Zero or negative interest rates will require investment spend to implement a strategic solution to allow a potential pass-through of those interest rates in certain systems to relevant customer segments. A lower or negative interest rate environment is likely to have an adverse impact on the profitability of NatWest Group.

Conversely, while increases in interest rates may support NatWest Group’s interest income, sharp increases in interest rates could have macroeconomic effects that lead to adverse outcomes for the business. For example, they could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher default rates on customer loans, higher levels of unemployment or underemployment, and falling property prices in the markets in which NatWest Group operates, all of which could adversely affect the business and performance of NatWest Group.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of securities issued by NatWest Group.
In its March 2020 Budget, the UK Government announced its intention to continue the process of privatisation of NatWest Group plc and to carry out a programme of sales of NatWest Group plc ordinary shares with the objective of selling all of its remaining shares in NatWest Group plc by 2025. On 6 February 2019, NatWest Group plc obtained shareholder authority to make off-market purchases of its ordinary shares from HM Treasury under the terms of a directed buyback contract. The authority provided by this contract was renewed at NatWest Group’s Annual General Meeting on 29 April 2020. As at 31 December 2020, the UK Government held 61.9% of the issued ordinary share capital of NatWest Group plc. There can be no certainty as to the continuation of the sell-down process or the timing or extent of such sell-downs, which could result in a prolonged period of increased price volatility on NatWest Group’s ordinary shares.

Any offers or sales of a substantial number of ordinary shares by HM Treasury, expectations relating to the timing thereof, or any associated directed buyback activity by NatWest Group, could affect the prevailing market price for the outstanding ordinary shares of NatWest Group plc.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, HM Treasury, as majority shareholder, and UK Government Investments Limited (‘UKGI’), as manager of HM Treasury’s shareholding, could exercise a significant degree of influence over the election of directors and appointment of senior management, NatWest Group’s capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group’s operations, and other things. HM Treasury or UKGI’s approach depends on government policy, which could change, including as a result of a general election. The manner in which HM Treasury or UKGI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy.

Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position.
Decisions of major central banks (including the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to sharp and sudden variations in foreign exchange rates.

Although NatWest Group is now principally a UK and ROI-focused banking group, it is subject to foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and joint arrangements and customer transactions denominated in a currency other than the functional currency of NatWest Group. NatWest Group also relies on issuing securities in foreign currencies that assist in meeting NatWest Group’s minimum requirements for own funds and eligible liabilities (‘MREL’) and NWM Plc deals foreign exchange instruments. NatWest Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency rates. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling rates, can adversely affect the value of assets, liabilities (including the total amount MREL eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Strategic risk
NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
In February 2020, NatWest Group announced a new strategy, focused on becoming a Purpose-led business, designed to champion potential and to help individuals, families and businesses to thrive. This strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations, as accelerated by the COVID-19 pandemic. NatWest Group aims to deliver this strategy, referred to as its ‘Purpose-led Strategy’, through: (i) four strategic priorities: ‘supporting customers at every stage of their lives;’ ‘powered by innovation and partnerships;’ ‘simple to deal with’; and ‘sharpened capital allocation;’ and (ii) three areas of focus: climate change, enterprise and learning. This strategy requires an internal cultural shift across NatWest Group as to how performance is perceived and how NatWest Group conducts its business. These changes are substantial and will take many years to fully embed. These changes may not result in the expected outcome within the timeline and in the manner currently contemplated.

To deliver against this purpose and deliver sustainable returns, NatWest Group has been: focusing on the lifecycles of its customers using insights about customers to evolve product and service offerings; re-engineering and simplifying NatWest Group by updating operational and technological capabilities and strengthening governance and control frameworks to reduce costs and improve customer journeys; focusing on innovation and partnership to drive change and achieve growth in new product areas and customer segments; and having a sharper focus on capital allocation and deploying it more effectively for customers, in particular by refocusing its NWM franchise and through its phased withdrawal from ROI.

As part of its Purpose-led Strategy, NatWest Group has set a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period. These include targets, amongst others, for: return on tangible equity, CET1 ratio and dividend pay-out ratio. Achieving these targets requires further significant reductions to NatWest Group’s cost base. Realising these cost reductions will result in material strategic costs, which may be more than currently expected. The continued focus on meeting cost reduction targets may also mean limited investment in other areas, which could affect NatWest Group’s long-term prospects, product offering or competitive position and its ability to meet its other targets and commitments, including those related to customer satisfaction and its capacity to respond to climate -related risks and opportunities in line with its ambition. Any of the factors above, could jeopardise NatWest Group’s ability to achieve its associated financial targets and generate sustainable returns.

Implementing the Purpose-led Strategy is highly complex as discussed above. More generally, NatWest Group may seek to adapt its strategy, including in respect of acquisitions, divestments, restructurings, reorganisations or partnerships. There remains uncertainty as to consolidation within the financial industry and the scale and timing of any further NatWest Group strategic initiatives or participation in any such consolidation.

NatWest Group may not be able to successfully (i) implement all aspects of its strategy; (ii) reach any or all of the related targets or expectations of its Purpose-led Strategy; (iii) realise the intended strategic objectives of any other future strategic initiative, in the time frames contemplated or at all, which may require additional management actions by NatWest Group. In addition, NatWest Group’s ability to serve its target customers, scale certain ventures, deliver growth in new markets, refocus the NWM franchise and implement a phased withdrawal from ROI may be impacted and the anticipated revenue, profitability and cost reduction levels may not be achieved in the timescale envisaged or at all. Moreover, NatWest Group’s strategy involves a large number of concurrent and strategic actions and initiatives, including refocusing of the NWM franchise and the phased withdrawal from ROI, any of which could fail to be implemented in the manner and to the extent currently contemplated, including as a result of operational, legal, execution or other issues.

The refocusing of the NWM franchise and NatWest Group’s phased withdrawal from ROI are two strategic initiatives that may entail significant commercial, operational, legal and execution risks. For the risks relating to the refocusing of the NWM franchise, see ‘NatWest Group is in the process of refocusing its NWM franchise, which entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated’. NatWest Group’s phased withdrawal from ROI, which may involve transfers of business, assets and liabilities to third parties, entails many risks, the most significant of which include: (i) anticipated reductions in net income, total lending and RWAs; (ii) potential trapped or stranded capital; (iii) the diversion of management resources and attention away from day-to-day management; (iv) the recognition of disposal losses as part of the orderly run-down of certain loan portfolios which may be higher than anticipated; (v) execution risks arising from the significant uncertainties of a phased withdrawal, including the additional IT and operational expense and resource required to mitigate manual and limited customer switching and handling processes of Ulster Bank, potential counterparties and other banks; (vi) customer action or inaction, or the inability to obtain necessary approvals and/or support from governmental authorities, regulators, trade unions and/or other stakeholders resulting in additional cost, resource and delays; (vii) potential loss of customers, resulting in retail and commercial deposit outflows (or a failure to attract deposit inflows) and reduced revenues and liquidity; (viii) increased people risk through the potential loss of key colleagues and institutional knowledge and increased challenges of attracting and retaining colleagues; (ix) regulatory risk, including in relation to prudential, conduct and other regulatory requirements; (x) the potential early repayment of ECB funding and no or limited access to other Euro system funding arrangements; (xi) brand and reputational risks due to press speculation and stakeholder scrutiny about the future of the ROI business. Any of these risks and uncertainties may cost more, be more complex or worse than currently estimated and may adversely affect NatWest Group’s ability to execute a phased withdrawal from ROI.

In addition, successful implementation of NatWest Group’s strategy in part depends on initiatives and growth in ventures that are new to NatWest Group or to the market. There is a risk, therefore, that some or all these initiatives will not succeed, or may be limited in scope or scale, including due to its current ownership structure.

The scale and scope of the intended changes present material business, operational, IT system, internal culture, conduct and people risks to NatWest Group as the planning and implementation of the transformation programme are resource-intensive and disruptive, and will divert management resources. In addition, implementing many changes concurrently, in particular with respect to any strategic partnerships, acquisitions or divestments, will require application of robust governance and controls frameworks and robust IT systems. There is a risk that NatWest Group may not be successful in doing so. The implementation of the Purpose-led Strategy and any other strategic initiatives could result in materially higher costs than initially contemplated (including due to material uncertainties and factors outside of NatWest Group’s control) and may not be completed when planned, or at all, or could be phased or could progress in a manner other than currently expected.

Changes in the economic, political and regulatory environment in which NatWest Group operates or regulatory uncertainty and changes, strong market competition and industry disruption or economic volatility, including as a result of the economic impact of the COVID-19 pandemic, continued uncertainty surrounding the terms of the UK’s future trading arrangements with the EU or changes in the scale and timing of policy responses on climate change, may require NatWest Group to adjust aspects of its strategy or the timeframe for its implementation including in relation to its financial, capital and operational targets and expectations. Because certain initiatives depend on achieving growth in new ventures and opportunities for NatWest Group, its strategy is vulnerable to an economic downturn. NatWest Group’s strategy also requires ongoing confidence from customers and the wider market, without which customer activity and related income levels may fall or NatWest Group’s reputation may be adversely affected.

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the Purpose-led Strategy and other strategic initiatives, result in higher than expected restructuring costs, impact NatWest Group’s products and services offering, its reputation with customers or business model and adversely impact NatWest Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on NatWest Group’s business, results of operations and outlook.

NatWest Group is in the process of refocusing its NWM franchise, which entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.
As part of its Purpose-led Strategy, NatWest Group has been seeking to implement a more strategically congruent and economically sustainable model for its NWM franchise. As part of this, NatWest Group has been refocusing the NWM franchise to principally serve NatWest Group’s corporate and institutional customer base. This requires NWM Group to simplify its operating model and technology platform, as well as reduce its cost base and capital requirements. A focus of the NWM franchise refocusing is the intended reduction in its level of RWAs. This is intended to be achieved by exiting certain exposures and optimising inefficient capital across the NWM Group, especially in relation to its Rates products.

The refocusing of the NWM franchise entails significant execution risks and is based on management plans, projections and models and is subject to certain material assumptions and judgments which may prove to be incorrect such that the go-forward strategy is re-assessed (for example, if revenues reduce relatively faster than costs; material execution issues arise or market distress occurs; RWAs take longer to exit or are more costly to reduce than anticipated; or the key franchise legal entities, NWM Plc and NWM N.V., have difficulties accessing the funding market on acceptable terms or at all).

Implementing these changes to the NWM franchise entails significant commercial and operational and risks. These include risks around how it is perceived by its customers and stakeholders and the ability for NWM to retain employees required to deliver the transition and whom are key for its go-forward strategic priorities. Revenues and costs may be negatively impacted (revenues, for example, may decrease significantly more quickly than associated costs) and the implementation may be more difficult or expensive than expected, including as a result of the COVID-19 pandemic, the UK’s exit from the EU and regulatory requirements. The orderly run-down of certain of its portfolios and the reduction of its RWAs may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment (in particular, as a result of the COVID-19 pandemic), and may not lead to a concurrent and proportionate reduction in required capital. The NWM Plc and NWM N.V. boards support the financial plans and budgets, but continued successful implementation of this strategy within the NWM franchise will require their continued support, as well as the support of NWM Plc and NWM N.V. management.

Financial resilience risk
NatWest Group may not meet targets and be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
As part of NatWest Group’s strategy, NatWest Group has become a UK and ROI-focused banking group and as part of its Purpose-led Strategy has set a number of financial, capital and operational targets for NatWest Group including in respect of: CET1 ratio targets, return on tangible equity (‘ROTE’), leverage ratio targets, funding plans and requirements, reductions in RWAs and the timing thereof, employee engagement, diversity and inclusion as well as environmental, social and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). See also, ‘NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’.

NatWest Group’s ability to meet its targets and to successfully meet its strategy is subject to various internal and external factors and risks. These include, but are not limited to, the impact of the COVID-19 pandemic, market, regulatory, macroeconomic and political uncertainties, operational risks and risks relating to NatWest Group’s business model and strategy (including risks associated with climate, environmental, governance and other sustainability-related issues) and litigation, governmental actions, investigations and regulatory matters.

A number of factors, including the economic and other effects of the COVID-19 pandemic, may impact NatWest Group’s ability to maintain its CET1 ratio target and make discretionary capital distributions. See also, ‘NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options’.

NatWest Group’s ability to meet its planned reductions in its annual underlying costs may vary considerably from year to year. Furthermore, the focus on meeting cost reduction targets may result in limited investment in other areas, which could affect NatWest Group’s long-term product offering or competitive position and its ability to meet its other targets, including those related to customer satisfaction.

There is a risk that NatWest Group may not meet its targets and expectations or be in a position to continue to distribute capital when regulatory distribution restrictions are eased, or that NatWest Group will be a viable, competitive or profitable banking business.

NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
The markets within which NatWest Group operates are highly competitive. NatWest Group expects such competition to continue and intensify in response to the economic effects of the COVID-19 pandemic and other changes. These include evolving customer behaviour, technological changes (including digital currencies and the growth of digital banking, including from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede NatWest Group’s ability to grow or retain its share and impact its revenues and profitability, particularly in its key UK retail banking segment. Moreover, innovations such as biometrics, artificial intelligence, the cloud, blockchain, and quantum computing may rapidly facilitate industry transformation. These trends have accelerated during the COVID-19 pandemic and may be catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking (PSD2), Open Finance and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking, as well as the competition-enhancing measures under NatWest Group’s Alternative Remedies Package. See also, ‘The cost of implementing the Alternative Remedies Package (‘ARP’) could be more onerous than anticipated’.

Increasingly many of the products and services offered by NatWest Group are, and will become, more technology intensive. For example, NatWest Group recently invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Mentor Digital and Rapid Cash. NatWest Group’s ability to develop such digital solutions (which also need to comply with applicable and evolving regulations) has become increasingly important to retaining and growing NatWest Group’s customer business in the UK. There can be no certainty that NatWest Group’s innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow NatWest Group to continue to grow such services in the future. Certain of NatWest Group’s current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. NatWest Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, resulting in increased competition from traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

NatWest Group’s competitors may also be better able to attract and retain customers and key employees, may have better IT systems, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on its cost savings targets. This may limit additional investment in areas such as financial innovation and could therefore affect NatWest Group’s offering of innovative products or technologies for delivering products or services to customers and its competitive position. Furthermore, the development of innovative products depends on NatWest Group’s ability to produce underlying high-quality data, failing which its ability to offer innovative products may be compromised.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and timely, it will lose share, incur losses on some or all of its activities and lose opportunities for growth. In this context, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, or is not fully integrated into NatWest Group’s current solutions. There can be no certainty that such initiatives will deliver the expected cost savings and investment in automated processes will likely also result in increased short-term costs for NatWest Group.

In addition, the implementation of its Purpose-led Strategy, including the refocusing of its NWM franchise, NatWest Group’s phased withdrawal from ROI, acquisitions, divestments, reorganisations and restructurings and partnerships, and delivery on its climate ambition, cost-reduction measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants could affect NatWest Group’s ability to maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group’s strategic initiatives. Furthermore, continued consolidation or technological or other developments in certain sectors of the financial services industry could result in NatWest Group’s remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors, each of which may adversely affect NatWest Group’s business, results of operations and outlook.

NatWest Group has significant exposure to counterparty and borrower risk.
NatWest Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group’s businesses. NatWest Group is exposed to credit risk if a customer, borrower or counterparty defaults, or under IFRS 9, suffers a sufficiently significant deterioration of credit quality such that, under SICR (‘significant increases in credit risk’) rules, it moves to Stage 2 for impairment calculation purposes. NatWest Group’s lending strategy and associated processes may fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower, or fail to adequately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group’s profitability. See also, ‘Risk and capital management — Credit Risk’.

The credit quality of NatWest Group’s borrowers and other counterparties is impacted by prevailing economic and market conditions (including those caused by the COVID-19 pandemic) and by the legal and regulatory landscape in the UK and any deterioration in such conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and consequently impact NatWest Group’s ability to enforce contractual security rights.

NatWest Group may be affected by volatility in property prices (including as a result of Brexit, the general UK political or economic climate or the COVID-19 pandemic) given that NatWest Group’s mortgage loan and wholesale property loan portfolios as at 31 December 2020, amounted to £228.6 billion, representing 61.4% of NatWest Group’s total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the net amount after accounting for any IFRS provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and inter-dependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses for NatWest Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a daily basis. See also, ‘NatWest Group may not be able to adequately access sources of liquidity and funding’.

As a result, changes in borrower and counterparty credit quality may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions.

NatWest Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Due to NatWest Group’s exposure to the financial industry, it also has exposure to shadow banking entities (i.e. entities which carry out banking activities outside a regulated framework). Recently, there has been increasing regulatory focus on shadow banking. In particular, the European Banking Authority (EBA/GL/2015/20) require NatWest Group to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect the business, results of operations and outlook of NatWest Group.

NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate capital also gives NatWest Group financial flexibility in the face of turbulence and uncertainty in the global economy and specifically in its core UK and European operations, as well as permitting NatWest Group plc to make discretionary capital distributions (including dividends to shareholders).

As at 31 December 2020, NatWest Group plc’s CET1 ratio was 18.5% and NatWest Group plc currently maintains a CET1 ratio target. NatWest Group plc’s target capital ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the PRA’s views on appropriate buffers above minimum operating levels.

NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency.

A number of factors may impact NatWest Group plc’s ability to maintain its current CET1 ratio target and achieve its capital strategy. These include, amongst other things:
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a depletion of its capital resources through increased costs or liabilities or reduced profits;
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an increase in the quantum of RWAs in excess of that expected, including due to regulatory changes;
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changes in prudential regulatory requirements including NatWest Group plc’s Total Capital Requirement set by the PRA, including Pillar 2 requirements and regulatory buffers as well as any applicable scalars;
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reduced dividends from NatWest Group’s subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc’s target ratio; and
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limitations on the use of double leverage, i.e. NatWest Group plc’s use of debt to invest in the equity of its subsidiaries, as a result of the Bank of England’s and/or NatWest Group’s evolving views on distribution of capital within groups.

A shortage of capital could in turn affect NatWest Group plc’s capital ratio, and/or ability to make capital distributions.

A minimum level of capital adequacy is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. In the event of a breach of the combined buffer requirement, it may be necessary for NatWest Group plc to reduce or cease discretionary payments (including payments of dividends to shareholders) to the extent of the breach.

NatWest Group is required to maintain a set quantum of MREL set as the higher of its RWAs or leverage requirement. The Bank of England has identified single point-of-entry as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity that can externally issue securities that count towards its MREL requirements, the proceeds of which can then be downstreamed to meet the internal MREL issuance requirements of its operating entities and intermediate holding companies.

If NatWest Group plc is unable to raise the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital, MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, constrained or more expensive funding and be unable to make dividend payments on its ordinary shares or maintain discretionary payments on capital instruments.

If, under a stress scenario, the level of capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directives I and II (‘BRRD’), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position. NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group will be written-down or converted into equity and there may be an issue of additional equity by NatWest Group plc, which could result in the dilution of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect, among other things, NatWest Group’s product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may affect the underlying profitability of NatWest Group and future growth potential. See also, ‘NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities’.

NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate.
NatWest Group is subject to regulatory oversight by the Bank of England, and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. The initial report is due to be submitted to the PRA on 1 October 2021 and the Bank of England’s assessment of NatWest Group’s preparations is scheduled to be released on 10 June 2022. The form and substance of the June publication is yet to be established.

NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario. However, if the assessment reveals that NatWest Group is not adequately prepared to be resolved, or does not have adequate plans in place to meet resolvability requirements by 1 January 2022, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may result in restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL, consequently having an adverse effect on the financial position and/or reputation of NatWest Group or a loss of investor confidence.

NatWest Group may not be able to adequately access sources of liquidity and funding.
NatWest Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2020, NatWest Group plc held £452.3 billion in deposits. The level of deposits may fluctuate due to factors outside NatWest Group’s control, such as a loss of investor confidence (including in individual NatWest Group entities), sustained low or negative interest rates, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one of the other factors described above, materially affect NatWest Group’s ability to satisfy its liquidity or funding needs. In turn, this could require NatWest Group to adapt its funding plans.

As at 31 December 2020, NatWest Group plc’s liquidity coverage ratio was 165%. If its liquidity position were to come under stress, and if NatWest Group plc were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. NatWest Group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case could negatively affect NatWest Group’s results.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.
Rating agencies regularly review NatWest Group plc and other NatWest Group entity credit ratings and outlooks, which could be negatively affected by a number of factors that can change over time, including: the credit rating agency’s assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries in which NatWest Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in NatWest Group’s key markets (including the impact of the COVID-19 pandemic, Brexit and any further Scottish independence referendum); any reduction of the UK’s sovereign credit rating and market uncertainty.

In addition, credit ratings agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit ratings analysis, as are investors in their investment decisions.

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets’ perception of NatWest Group’s financial resilience could significantly affect NatWest Group’s access to money markets, reduce the size of its deposit base and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group’s (and, in particular, NatWest Group plc’s) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with NatWest Group (and, in particular, with NatWest Group plc). This could in turn adversely impact NatWest Group’s competitive position and threaten its prospects in the short to medium-term.

NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
NatWest Group is subject to annual stress tests by its regulator in the UK and is also subject to stress tests by European regulators with respect to NatWest Group plc, NWM N.V. and Ulster Bank Ireland DAC. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that the bank will need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator or those elsewhere may result in: NatWest Group’s regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on analytical models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime and fraud risk management. NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed and updated to maximise their accuracy.

As models analyse scenarios based on assumed inputs and a conceptual approach, model outputs therefore remain uncertain and should not be relied on. Failure of models (including due to errors in model design) or new data inputs, including to accurately reflect changes in the micro and macroeconomic environment in which NatWest Group operates (for example to account for the impact of the COVID-19 pandemic), to capture risks and exposures at the subsidiary level and to update for changes to NatWest Group’s current business model or operations, or for findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), may result in increased capital requirements or require management action. NatWest Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgments and assumptions take into account historical experience and other factors, (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgments and assumptions (particularly those involving the use of complex models). See also, ‘NatWest Group’s results could be adversely affected if the effects of the COVID-19 pandemic or other events trigger the recognition of a goodwill impairment’.

The accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgments and estimates, which include loan impairment provisions, are set out in ‘Critical accounting policies and key sources of estimation uncertainty’ on page 269. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Accounting developments’ on page 269.

Changes in accounting standards may materially impact NatWest Group’s financial results.
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also significantly impact the financial results, condition and prospects of NatWest Group.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, NatWest Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently credible, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In these circumstances, NatWest Group’s internal valuation models require NatWest Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain.

The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
NatWest Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a negative impact on NatWest Group’s results.

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.
HM Treasury, the Bank of England and the PRA and FCA (together, the ‘Authorities’) are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These tools may be applied to NatWest Group plc as the parent company or an affiliate where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

Under the UK Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the ‘no creditor worse off’ safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used. Holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities of NatWest Group, which may depend on factors outside of NatWest Group’s control. Moreover, the Banking Act provisions remain untested in practice.

If NatWest Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc’s ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding adverse effect on the market price of such securities.

Climate and sustainability-related risks
NatWest Group and its customers may face significant climate-related risks, including in transitioning to a low-carbon economy, which may adversely impact NatWest Group.
Climate-related risks and uncertainties are receiving increasing prudential and regulatory, political and societal scrutiny, both in the UK and internationally.

Financial risks from climate change arise through two primary channels, or ‘risk factors’: physical and transition.

There are significant uncertainties as to the extent and timing of the manifestation of the physical risks of climate change, such as more extreme and frequent weather events, rising sea levels, flooding, and subsidence, heat waves and long-lasting wildfires, reductions in biodiversity and resource scarcity. Damage to the properties and operations of borrowers could impair asset values, business activities and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios. In addition, NatWest Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs and disruption of activity and business continuity for NatWest Group.

There are also significant uncertainties regarding the timing and speed of the transition to a low-carbon economy occurs and whether it occurs in an earlier, gradual, orderly manner or a delayed, rapid, disorderly manner. Widespread levels of adjustment to a low-carbon economy across all sectors of the economy and markets in which NatWest Group operates will be required by several multilateral agreements, in particular the 2015 Paris Agreement and the UK and Scottish Government commitments to achieving net zero carbon emissions by 2050 and 2045. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted. The nature and timing of the far-reaching commercial, technological, policy and regulatory changes that this transition will entail remain uncertain but their impact is expected to be highly significant and may be disruptive, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently.

Furthermore, public and private sector institutions may also face a variety of climate-related legal risks, both physical and transition, from potential litigation and contract liability. See also, ‘NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk’.

If NatWest Group fails, either to take the extent of action required or in the timeliness of the action taken, to adapt its business and operating model to the climate-related risks and opportunities and changing market expectations, or to appropriately identify, measure, manage and mitigate climate change related physical and transition risks and opportunities that NatWest Group and its customers face, NatWest Group’s reputation, business, results of operations and outlook may be impacted adversely.

NatWest Group’s Purpose-led Strategy includes one area of focus on climate change that is likely to require material changes to the business of NatWest Group which entails significant execution risk.
In February 2020, NatWest Group announced its ambition to become the leading bank on climate in the UK and ROI, helping to address the climate challenge by setting itself the challenge to at least halve the climate impact of its financing activity by 2030 and by intending to do what is necessary to achieve alignment with the 2015 Paris Agreement.

NatWest Group’s commitment to reduce the climate impact of its financing activities may materially affect NatWest Group’s business and operations and will require significant reductions to its financed emissions and to its exposure to customers that do not align with a transition to a low-carbon economy or do not have a credible transition plan. It is anticipated that, these reductions, together with the active management of climate-related risks and other regulatory, policy and market changes, are likely to necessitate material and accelerated changes to NatWest Group’s business and existing exposures (potentially on timescales outside of risk appetite) which may have a material adverse effect on NatWest Group’s ability to achieve its associated financial targets and generate sustainable returns.

Furthermore, the ongoing implementation of NatWest Group’s climate strategy is increasingly requiring significant resource and capacity to collect third party, customer and other data and to develop and apply methodologies to understand and measure the climate impact of the emissions related to its financing activities. There is currently no single standard approach or methodology to measure such emissions and to provide a scenario-based model for alignment with the objectives of the 2015 Paris Agreement and the data, methodologies and assumptions on which emissions estimates and targets are based are also subject to change. Accordingly, NatWest Group must continue to identify, define and develop its approach to setting and publishing sector-specific targets and its goal of setting comprehensive climate impact scenario-based reduction targets and plans by 2022. It must also be able to adequately define and benchmark current climate impact from its financing activities to demonstrate its progress against its ambition to halve this impact by 2030.

NatWest Group’s ability to meet its climate-related targets and commitments – including to at least halve the climate impact of its financing activity - will depend greatly on many factors beyond NatWest Group’s control. These include the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks and the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks. See also, ‘NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes’.

Any delay or failure in setting, making progress against or meeting NatWest Group’s climate-related targets and commitments may have a material adverse impact on NatWest Group, its reputation, business, results of operations, outlook, market and competition position and may increase the climate-related risks NatWest Group faces.

Any failure by NatWest Group to implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s ability to manage climate-related risks.
The prudential regulation of climate-related risks is an important driver in how NatWest Group develops its risk appetite for financing activities or engaging with counterparties that do not align with a transition to a low-carbon economy or do not have a credible transition plan.

Legislative and regulatory authorities in the UK and in the European Union are publishing expectations as to how banks should prudently manage and transparently disclose climate-related and environmental risks under prudential rules. In November 2020, the European Central Bank published its ‘Guide on climate-related and environmental risks’ and in April 2019, the PRA published a supervisory statement ‘Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change’ (the ‘SS 3/19’).

In the SS 3/19 the PRA states that regulated entities must:
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fully embed the consideration of the financial risks from climate change in their governance arrangements;
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incorporate the financial risks from climate change into existing financial risk management practice;
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use (long term) scenario analysis to inform strategy setting and risk assessment and identification; and
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develop an approach to disclosure on the financial risks from climate change.

Following the submission of initial plans by UK banks, in July 2020 the PRA issued a ‘Dear CEO’ letter requiring firms to embed fully their approaches to managing climate-related financial risks by the end of 2021. In response, NatWest Group provided the PRA on 8 October 2020 with an update to its original plan submitted in October 2019. The updated plan stated that the COVID-19 pandemic had disrupted some elements of NatWest Group’s original plan and, as a result, some near term activities have been delayed to 2021; this delay could potentially result in increased execution risk. Further, the updated plan advised that it will require additional operating cycles reaching into 2022 and beyond to prove embedding.

In December 2019 the Bank of England announced that it will use the 2021 biennial exploratory scenario to stress test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change under a number of climate scenarios (the ‘Climate Biennial Explanatory Scenario’ or ‘CBES’). Further, in December 2020 the Bank of England published an update on its approach to the CBES in selected areas and confirmed that the CBES, which will be exploratory in nature (i.e. not intended to be used to set capital requirements), will be launched in early June 2021. There is a risk, however, that in the future years once the climate analytics have been embedded via the CBES, it may be concluded by the regulator that financial institutions, including NatWest Group, may be required to hold additional capital to enhance their resilience against systemic and/or institution specific vulnerabilities to climate-related risks, including potential asset devaluation shocks.

Any failure of NatWest Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks in line with applicable legal and regulatory requirements and expectations, may have a material and adverse impact on NatWest Group’s regulatory compliance, prudential capital requirements, liquidity position, reputation, business, results of operations and outlook.

There are significant uncertainties inherent in accurately modelling the impact of climate-related risks.
Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate-related risks. These include data quality gaps and limitations, the pace at which climate science, greenhouse gas accounting standards and carbon capture and other emissions reduction solutions develop. In addition, multiple climate change scenarios dependent on a range of variable factors could unfold over the coming two or three decades, which timeframes are considerably longer than NatWest Group’s historical strategic, financial, resilience and investment planning horizons and which will affect how and when climate-related risks manifest.

As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes and impacts. Climate-related risks present significant methodological challenges due to their forward-looking nature, the lack of historical testing capabilities, the quality, lack of standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made.

There are a number of risks and uncertainties involved in climate scenario modelling, including that:
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it requires a special skill set that banks traditionally do not have and therefore NatWest Group needs to rely on third party advice, modelling, and data which is also subject to many limitations and uncertainties;
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modelling of and data on climate-related risks on financial assets is immature in nature and it is expected that techniques and understanding will evolve rapidly in the coming years;
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it is challenging to benchmark or back test the climate scenarios given their forward-looking nature and the multiple possible outcomes;
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there is significant uncertainty as to how the climate will evolve over the coming decades, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society.

Accordingly, these risks and uncertainties coupled with significantly longer timeframes make the outputs of climate-related risk modelling, including emissions reductions targets and pathways, inherently more unreliable than outputs modelled for traditional financial planning cycles based on historical financial information.

Capabilities within NatWest Group to assess the suitability of the assumptions required to model and manage climate-related risks appropriately are developing. Even when those capabilities are developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgments and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies, which may have a material adverse impact on NatWest Group’s regulatory compliance, reputation, business, results of operations and outlook.

A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, business, results of operations and outlook.
Investors, customers, international organisations, regulators and other stakeholders are increasingly focusing on and encouraging businesses to (i) identify, measure, manage and mitigate environmental (biodiversity and loss of natural capital); social (such as tackling inequality, inclusion, human rights and working conditions); and governance (such as board diversity, ethics, executive compensation and management structure) related risks and opportunities – which together are commonly referred to as ‘sustainability-related’ related risks and opportunities; and (ii) focus on long term sustainable value creation rather than short-term financial value.

In addition to climate-related risks, sustainability-related risks such as environmental degradation may also adversely affect economic activity, asset pricing and valuations of issuers’ securities and, in turn, the wider financial system. There is also evidence of an interconnection between climate-related and sustainability-related risks resulting in combined effects capable of potentially generating even greater adverse effects. Sustainability-related risks may impact economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes). They may also affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to sustainability-related risks. In addition, sustainability-related risks can trigger further losses stemming directly or indirectly from legal claims (liability risks) and reputational damage as a result of the public, customers, counterparties and/or investors associating NatWest Group or its customers with adverse sustainability-related issues.

Furthermore, sustainability-related risks may be drivers of several different risk categories simultaneously and may exacerbate existing risks, including credit risk, operational risk (business continuity), market risk (both current market risk positions and future investments) and liquidity risk (for example, net cash outflows or depletion of liquidity buffers), as well as migration risk, credit spread risk in the banking book, real estate risks and strategic risk.

Accordingly, any failure to adapt NatWest Group’s business strategy and to establish and maintain effective governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group’s reputation, liquidity position, business, results of operations and outlook.

Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite.
Ratings from ESG rating agencies and data providers that rate on an unsolicited basis as to how NatWest Group manages environmental, social and governance risks are increasingly influencing investment decisions. Any change in such ESG ratings depends on many factors some of which are beyond NatWest Group’s control (e.g. any change in rating methodology). Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and could influence investors’ risk appetite for NatWest Group’s and/or its subsidiaries’ securities, particularly ESG securities.

Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NatWest Group’s business and expose NatWest Group to increased costs of compliance, regulatory sanction and reputational damage.
Governments, legislative and regulatory authorities in the UK, EU and elsewhere are increasingly prioritising a wide range of new climate, environmental and sustainability-related laws and regulations to address the risks and opportunities associated with climate change and sustainability and to promote the transition to a more sustainable low-carbon economy. As a result, an increasing number of laws, regulations, legislative actions are likely to affect the financial sector and the real economy, including proposals, guidance, policy and regulatory initiatives many of which have been introduced or amended recently and are subject to further changes.

Many of these initiatives are focused on disclosure, developing standardised definitions for green and sustainable criteria of assets and liabilities, integrating climate change and sustainability into decision-making and customers access to green and sustainable financial products and services, which may have a significant impact on the services provided by NatWest Group and its subsidiaries, especially mortgage lending, and its associated credit, market and financial risk profile. They could also impact NatWest Group’s recognition of its climate financing activity and may adversely affect NatWest Group’s achieving its climate strategy and sustainable financing ambitions.

In addition, NatWest Group’s EU subsidiaries will continue to be subject to an increasing array of the EU/EEA climate and sustainability-related legal and regulatory requirements, such as the EU Taxonomy and EU Green Bond Standards. These requirements may be used as the basis for UK laws and regulations (such as the recently announced UK Green Taxonomy) or regarded by investors and regulators as best practice standards whether or not they apply to UK businesses. Any divergence between EU/EEA and UK requirements may result in NatWest Group not meeting investors’ expectations, may increase the cost of doing business and may restrict access of NatWest Group’s UK business to the EU/EEA market.

In addition, NatWest Group and its subsidiaries will be subject to increasing entity wide climate and other non-financial disclosures requirements. From February 2022, NatWest Group will be required to provide enhanced climate-related disclosures consistent with the Task Force on Climate-related Financial Disclosure (‘TCFD’) recommendations to comply with the FCA’s proposed new stock exchange listing rules for premium listed companies. The FCA will consult on expanding this requirement to a wider scope of listed issuers in NatWest Group as it moves towards mandatory TCFD reporting across the UK economy by 2025. NatWest Group is also participating in various voluntary carbon reporting and other standard setting initiatives for disclosing climate and sustainability-related information, many of which have differing objectives and methodologies and are at different stages of development in terms of how they apply to financial institutions.

These developing and evolving climate and sustainability-related requirements are likely to require NatWest Group to implement significant changes to its business models, product and other governance, internal controls over financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, entail additional change risk and compliance costs.

Failure to implement and comply with these requirements or adopt regulatory or other best practice expectations may have a material adverse effect on NatWest Group’s regulatory compliance and may result in regulatory sanction and investor disapproval.

NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.
Due the increasing number of new climate and sustainability-related laws and regulations, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including NatWest Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues.

Furthermore, there is a risk that shareholders, campaign groups, customers and special interest groups could seek to take legal action against NatWest Group for financing or contributing to climate change and environmental degradation.

These potential litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NatWest Group’s ability to achieve its strategy, including its climate ambition, as well as its reputation, business, results of operations and outlook.

Operational and IT resilience risk
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal risks. It has come under increasing regulatory focus in recent years. NatWest Group operates in many countries, offering a diverse range of products and services supported by 59,900 employees as at 31 December 2020; it therefore has complex and diverse operations. As a result, operational risks or losses can arise from a number of internal or external factors (including financial crime). These risks are also present when NatWest Group relies on third-party suppliers or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of new technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of NatWest Group’s Purpose-led Strategy, including the refocusing of its NWM franchise, NatWest Group’s phased withdrawal from ROI, NatWest Group’s current cost-reduction measures and conditions affecting the financial services industry generally (including the COVID-19 pandemic, Brexit and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may develop, or how NatWest Group will evolve to best serve its customers. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group. Ineffective management of such risks could adversely affect NatWest Group.

NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain, re-enforcing the importance of due diligence of and close working relationship with the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest in additional capability designed to defend against the emerging threats. In 2020, NatWest Group was subjected to a small number of Distributed Denial of Service (‘DDOS’) attacks, which are a pervasive and significant threat to the global financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group’s customers. NatWest Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Hostile attempts are made by third parties to gain access to, introduce malware (including ransomware) into and exploit vulnerabilities of, NatWest Group’s IT systems. NatWest Group has information and cyber security controls in place to minimise the impact of any attack, which are subject to review on a continuing basis but given the nature of the threat, there can be no assurance that such measures will prevent all attacks in the future. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group’.

Any failure in NatWest Group’s cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience
(particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to NatWest Group’s systems to disclose sensitive information in order to gain access to NatWest Group’s data or that of NatWest Group’s customers or employees. Cyber security and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees or third parties, including third party providers, or may result from accidental technological failure.

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT and related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to scope, consequence and pace of change, which could negatively impact NatWest Group. Due to NatWest Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, it is likely that such attacks could have a material adverse impact on NatWest Group.

In accordance with the EU General Data Protection Regulation (‘GDPR’) and European Banking Authority (‘EBA’) Guidelines on ICT and Security Risk Management, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with the GDPR and EBA requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.

NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. The availability of current, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data is fast becoming a critical strategic asset. Failure to have current, high-quality data and/or the ineffective use of such data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver innovative products and services. This could also result in a failure to deliver NatWest Group’s strategy and could place the NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes, which could result in a failure to deliver NatWest Group’s strategy. These data limitations or the unethical or inappropriate use of data and/or non-compliance with customer data and privacy protection laws could give rise to conduct and litigation risks and may increase the risk of operational events, losses or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group.
NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s payment systems, financial crime and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause serious damage to NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs or regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations. In particular, such issues could cause long-term damage to NatWest Group’s reputation and could affect its regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. This risk is heightened as most of NatWest Group’s employees are working remotely as a result of the COVID-19 pandemic, as it outsources certain functions and as it continues to innovate and offer new digital solutions to its customers as a result of the trend towards online and mobile banking.

In 2020, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost-challenges or otherwise, could negatively affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely impact its competitive position, thereby negatively impacting NatWest Group’s business, results of operations and outlook.

NatWest Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
NatWest Group’s success depends on its ability to attract, retain and develop highly skilled and qualified personnel, including senior management, directors and key employees especially for technology-focused roles, in a highly competitive market and under internal cost reduction pressures. NatWest Group’s ability to do this may be more difficult due to the cost reduction pressures, including the refocusing of its NWM franchise and the phased withdrawal from ROI, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of government support such as NatWest Group. This increases the cost of hiring, training and retaining skilled personnel. In addition, certain economic, market and regulatory conditions and political developments (including Brexit) may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees.

Any reduction of compensation, as a result of the PRA’s request that bank boards consider taking further appropriate action regarding variable compensation, or negative economic developments, could have an adverse effect on NatWest Group’s ability to hire, retain and engage well qualified employees, especially at a senior level, which may have a material adverse impact on the financial position and prospects of NatWest Group.

Many of NatWest Group’s employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so could impact NatWest Group’s ability to operate its business effectively.

A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
Risk management is an integral part of all of NatWest Group’s activities and includes the definition and monitoring of NatWest Group’s risk appetite and reporting on NatWest Group’s risk exposure and the potential impact thereof on NatWest Group’s financial condition. Financial risk management is highly dependent on the use and effectiveness of internal stress tests and models and ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes. Failure to manage risks effectively could adversely impact NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

NatWest Group’s operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NatWest Group’s regulatory obligations, customers’ needs or do not reflect NatWest Group’s customer-focused strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement. NatWest Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. These risks may be exacerbated when most of NatWest Group’s employees work remotely as a result of the COVID-19 pandemic, which places additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

NatWest Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in its risk management framework. However, such efforts may not insulate NatWest Group from future instances of misconduct and no assurance can be given that NatWest Group’s strategy and control framework will be effective. Any failure in NatWest Group’s risk management framework could negatively affect NatWest Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

NatWest Group’s operations are subject to inherent reputational risk.
Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder expectations, including with respect to NatWest Group’s Purpose-led Strategy and related targets, due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. This includes brand damage, which may be detrimental to NatWest Group’s business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect NatWest Group’s ability to attract and retain customers. In particular, NatWest Group’s ability to attract and retain customers (particularly, corporate and retail depositors) may be adversely affected by, amongst others: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although NatWest Group has implemented a Reputational Risk Policy to improve the identification, assessment and management of customers, transactions, products and issues, which represent a reputational risk, NatWest Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Legal, regulatory and conduct risk
NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
NatWest Group is subject to extensive laws, regulations, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly if EU/EEA and UK laws diverge now that the Brexit transition period has ended. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focused on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Amongst others, measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), corporate governance requirements, restrictions on the compensation of senior management and other employees, enhanced data privacy and IT resilience requirements, financial market infrastructure reforms (including enhanced data privacy and IT resilience requirements, enhanced regulations in respect of the provision of ‘investment services and activities’), and increased regulatory focus in certain areas, including conduct, consumer protection and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on NatWest Group include, but are not limited to, the following:
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general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
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rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
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increased attention to the protection and resilience of, and competition and innovation in, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
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new or increased regulations relating to customer data and privacy protection as well as IT controls and resilience, including the GDPR and the impact of the recent Court of Justice of the EU (CJEU) decision (known as Schrems II), in which the CJEU ruled that Privacy Shield (an EU/US data transfer mechanism) is now invalid, leading to more onerous due diligence requirements for the Group prior to sending personal data of its EU customers and employees to non-EEA countries, including the UK and the US; and
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the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax.

These and other recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models. Any of these developments (including any failure to comply with new rules and regulations) could also have a significant impact on NatWest Group’s authorisations and licences, the products and services that NatWest Group may offer, its reputation and the value of its assets, NatWest Group’s operations or legal entity structure, and the manner in which NatWest Group conducts its business, Material consequences could arise should NatWest Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

In 2019, the PRA published an industry-wide ‘Dear CEO’ letter which confirmed the regulator’s ongoing focus on the integrity of regulatory reporting and its intention to ask a selection of UK banks to commission reports from Skilled Persons under section 166 of the Financial Services and Markets Act 2000 to review the governance, controls and processes around the preparation of Common Reporting (‘COREP’) regulatory returns and to provide reasonable assurance opinions on whether the returns reviewed were properly prepared. NatWest Group was selected to participate in this review. The PRA delayed the start of this review in light of the COVID-19 pandemic and the Skilled Persons are now expected to complete their work in H1 2021.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group’s business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group’s ability to engage in effective business, risk and capital management planning.

NatWest Group is subject to various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
NatWest Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal proceedings, and civil and criminal regulatory and governmental actions. NatWest Group has settled a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

NatWest Group is currently involved in a number of significant legal and regulatory actions, including criminal and civil investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, relating to, among other matters, the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, investment advice, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other compliance issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group’s expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

Significant legal and regulatory actions to which NatWest Group is currently exposed include, but are not limited to, the following:
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An FCA investigation into the potential criminal and civil culpability of NatWest Group under the UK Money Laundering Regulations 2007 in relation to certain money service businesses and related parties.
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Two Skilled Person reviews under section 166 of the Financial Services and Markets Act 2000 in relation to (i) the governance arrangements with respect to two financial crime change programmes and (ii) a past business review of investment advice provided during 2010 to 2015.
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A review in the ROI involving Ulster Bank Ireland DAC in relation to the treatment of customers who were sold mortgages with a tracker interest rate or with a tracker interest rate entitlement.
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A criminal investigation by the United States Attorney for the District of Connecticut (USAO) and the United States Department of Justice (DoJ) concerning trading by certain NWM Plc former traders involving alleged spoofing, which activity occurred during the term of a non-prosecution agreement (NPA) that NWMSI entered into in connection with secondary trading in various forms of asset-backed securities, under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the antifraud provisions of the United States securities law. The duration and outcome of this criminal investigation, which may include the extension, modification, or deemed violation of the NPA, remain uncertain.

For additional information relating to these and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see ‘Litigation and regulatory matters’ of Note 26 to the consolidated accounts.

Adverse outcomes or resolution of current or future legal or regulatory actions (in particular, any finding of criminal liability by US authorities (including as a result of pleading guilty), as to the alleged spoofing or the conduct underlying the NPA) could have material collateral consequences for NatWest Group’s business and result in restrictions or limitations on NatWest Group’s operations. These may include consequences resulting from the need to reapply for various important licenses or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact NatWest Group’s business, in particular in the US, including if it results in NatWest Group being precluded from carrying out certain activities. This in turn and/or the fines, settlement payments or penalties could adversely impact NatWest Group’s capital position or its ability to meet regulatory capital adequacy requirements.

Failure to comply with undertakings made by NatWest Group to its regulators may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence.

NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
UK and international regulators are driving the transition from the use of interbank offer rates (IBORs), including LIBOR, to alternative risk free rates (RFRs). Interest rate benchmark reform is a key priority of the Financial Stability Board, and working groups have been established in a number of jurisdictions to support the transition. Major central banks and regulators including the FCA, the Bank of England, and the Federal Reserve, have strongly urged market participants to transition to RFRs, given the FCA have indicated that the availability of LIBOR beyond the end of 2021 cannot be guaranteed. NatWest Group has a significant exposure to IBORs, and continues to reference it in certain products, primarily derivatives and cash products. NatWest Group has started to phase out its use of IBOR in line with the Bank of England transition roadmap, and has embedded appropriate fall-back mechanisms in most new IBOR activities, either through bilateral contract documentation, or under the ISDA fall-backs protocol. Major NWG entities including NWB and NWM, along with many group counterparties, have already adhered to the ISDA IBOR fall-backs supplement and protocol which establishes a clear, industry accepted, contractual process to manage the transition from IBORs to RFRs for derivative products.

NatWest Group is actively engaged with customers and industry working groups to manage the risks relating to this exposure, and explore ways to transition IBOR exposures to RFRs to the extent possible. Any economic impacts will be dependent on, inter alia, the establishment of deep and liquid RFR markets, the establishment of clear and consistent market conventions for all replacement products, as well as counterparties’ willingness to accept, and transition to, these conventions. Furthermore, certain IBOR obligations may not be able to be changed thus resulting in fundamentally different economic outcomes than originally intended. The uncertainties around the timing and manner of transition to RFRs expose NatWest Group, its clients and the financial services industry more widely to risk.

Examples of these risks may include (i) legal risks relating to documentation for new and the majority of existing transactions (including, but not limited to, changes, lack of changes, or unclear contractual provisions); (ii) financial risks from any changes in valuation of financial instruments linked to impacted IBORs that may impact NatWest Group’s performance, including its cost of funds, and its risk management related financial models; (iii) pricing, interest rate or settlement risks such as changes to benchmark rates that could impact pricing, interest rate or settlement mechanisms in or on certain instruments; (iv) operational risks due to the requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct and litigation risks arising from communication regarding the potential impact on customers, and engagement with customers during the transition period, or non-acceptance by customers of replacement rates.

It is therefore difficult to determine to what extent the changes will affect NatWest Group, or the costs of implementing any relevant remedial action. Uncertainty as to the nature and extent of such potential changes, the take up of alternative reference rates, or other reforms including the potential continuation of the publication of LIBOR, may adversely affect financial instruments using LIBOR as benchmarks. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and could have an adverse effect on the value of, return on, and trading market for, certain financial instruments and on NatWest Group’s profitability. There is also the risk of an adverse effect to reported performance arising from the transition rules established by accounting bodies, as the outcome of certain rules (as approved by the IASB) are still dependent on how the actual transition process is implemented.

NatWest Group operates in jurisdictions that are subject to intense scrutiny by the competition authorities.
There is significant oversight by competition authorities of the jurisdictions, which NatWest Group operates in. The competitive landscape for banks and other financial institutions in the UK, the EU/EEA and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the government. Competition authorities, including the CMA, are currently also looking at and focusing more on how they can support competition and innovation in digital markets.

The UK retail banking sector has been, and remains, subjected to intense scrutiny by the UK competition authorities, government and by other bodies, including the FCA and the Financial Ombudsman Service, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA’s Retail Banking Market Order 2017 imposes remedies primarily intended to make it easier for consumers and businesses to compare personal current account (‘PCA’) and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. These remedies impose additional compliance requirements on NatWest Group and could, in aggregate, adversely impact NatWest Group’s competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies, which may impact the competitive landscape in which NatWest Group operates or result in restrictions on mergers and consolidations within the financial sector.

The cost of implementing the Alternative Remedies Package (‘ARP’) could be more onerous than anticipated.
Implementing the ARP (initially in relation to the business previously described as Williams & Glyn, since supplemented by an additional perimeter of 200,000 customers since 25 August 2020) has involved costs for NatWest Group, including but not limited to funding commitments of £425 million for the Capability and Innovation Fund and £350 million for the Incentivised Switching Scheme, both being administered by the Independent Body. Implementing the ARP may:
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involve additional costs for NatWest Group;
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divert resources from NatWest Group’s operations;
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cause business disruption and jeopardise the delivery of other significant plans and initiatives;
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require NatWest Group to modify certain aspects of its execution of the Incentivised Switching Scheme, which could increase implementation costs; and
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subject NatWest Group to penalties of up to £50 million if uptake within the scheme is insufficient.

As a direct consequence of the ARP, NatWest Group will lose existing customers and deposits, which in turn will have adverse impacts on its business and associated revenues and margins. The ARP could also result in adverse customer engagement and adverse reputational implications for NatWest Group.

The ARP is intended to benefit eligible competitors and negatively impact NatWest Group’s competitive position.

Upon request by an eligible bank NatWest Group has agreed to grant customers which have switched to eligible banks under the scheme access to its branch network for cash and cheque handling services. This may impact customer service for NatWest Group’s own customers with consequent competitive, financial and reputational implications.

Implementation of the scheme is also dependent on the engagement of eligible banks and administration by the Independent Body.

The COVID-19 pandemic may adversely affect customer switching. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes, which could give rise to reputational damage to NatWest Group if these are not forthcoming.

Failure to comply with the terms of the ARP could result in the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.
In accordance with the accounting policies set out on page 267, NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £0.9 billion as at 31 December 2020. Changes to the treatment of certain deferred tax assets may impact NatWest Group’s capital position. In addition, NatWest Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 19 February 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary